Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2

Condensed Interim Consolidated Statements of Comprehensive Loss	3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)	4 - 6

Condensed Interim Consolidated Statements of Cash Flows	7 - 8

Notes to Condensed Interim Consolidated Financial Statements	9 - 11

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
	June 30,		December 31,
	2017	2016	2016
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	2,775	10,594	28,866
Short‑term bank deposits	18,147	27,166	1,163
Trade receivables	612	401	332
Inventories	1,124	1,160	844
Other receivables	2,477	2,772	2,407

	25,135	42,093	33,612
LONG‑TERM ASSETS:
Long term deposits	75	129	103
Property, plant and equipment, net	1,425	1,270	1,276
Intangible assets, net	685	853	773

	2,185	2,252	2,152

	27,320	44,345	35,764
CURRENT LIABILITIES:
Trade payables	2,121	2,919	3,320
Other payables	2,115	2,476	2,060

	4,236	5,395	5,380

LONG‑TERM LIABILITIES:
Deferred revenues	966	1,021	1,023
Liabilities in respect of IIA grants	7,153	7,222	6,839
Contingent consideration for the purchase of shares	15,082	16,639	14,533
Severance pay liability, net	239	99	219

	23,440	24,981	22,614
SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of NIS 0.01 par value:
Authorized: 32,244,508 shares; Issued and Outstanding: 21,954,079 as of June 30, 2017 ; 21,930,449 as of December 31, 2016 and 21,850,300 as of June 30, 2016	60	60	60
Share premium	115,646	113,588	114,979
Foreign currency translation adjustments	(26)	(19)	(9)
Accumulated deficit	(116,036)	(99,660)	(107,260)

	(356)	13,969	7,770

	27,320	44,345	35,764

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share data and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
Revenues	1,227	610	687	356	1,558
Cost of revenues	824	829	484	425	2,158

Gross profit (loss)	403	(219)	203	(69)	(600)

Research and development, net of participations	3,435	3,930	1,664	2,937	7,068
Selling and marketing	2,693	4,528	1,306	2,586	8,403
General and administrative	1,641	2,027	936	1,108	4,084

Operating loss	(7,366)	(10,704)	(3,703)	(6,700)	(20,155)

Financial income	174	397	87	109	2,166
Financial expense	(1,584)	(978)	(846)	(920)	(896)

Net loss	(8,776)	(11,285)	(4,462)	(7,511)	(18,885)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	(17)	(3)	(14)	3	7

Total comprehensive loss	(8,793)	(11,288)	(4,476)	(7,508)	(18,878)

Basic and diluted loss per share:	(0.40)	(0.52)	(0.20)	(0.34)	(0.86)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share	21,938	21,850	21,946	21,850	21,862

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity (Deficiency)

Balance as of January 1, 2017	60	114,979	(9)	(107,260)	7,770

Loss for the period	-	-	-	(8,776)	(8,776)
Other comprehensive loss	-	-	(17)	-	(17)

Total comprehensive loss	-	-	(17)	(8,776)	(8,793)

Exercise of options	-	2	-	-	2

Share-based compensation	-	665	-	-	665

Balance as of June 30, 2017 (unaudited)	60	115,646	(26)	(116,036)	(356)

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of January 1, 2016	60	111,801	(16)	(88,375)	23,470

Loss for the period	-	-	-	(11,285)	(11,285)
Other comprehensive loss	-	-	(3)	-	(3)

Total comprehensive loss	-	-	(3)	(11,285)	(11,288)

Share-based compensation	-	1,787	-	-	1,787

Balance as of June 30, 2016 (unaudited)	60	113,588	(19)	(99,660)	13,969

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity (Deficiency)

Balance as of April 1, 2017	60	115,307	(12)	(111,574)	3,781

Loss for the period	-	-	-	(4,462)	(4,462)
Other comprehensive loss	-	-	(14)	-	(14)

Total comprehensive loss	-	-	(14)	(4,462)	(4,476)

Exercise of options	-	2	-	-	2

Share-based compensation	-	337	-	-	337

Balance as of June 30, 2017 (unaudited)	60	115,646	(26)	(116,036)	(356)

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of April 1, 2016	60	112,675	(22)	(92,149)	20,564

Loss for the period	-	-	-	(7,511)	(7,511)
Other comprehensive income	-	-	3	-	3

Total comprehensive income (loss)	-	-	3	(7,511)	(7,508)

Share-based compensation	-	913	-	-	913

Balance as of June 30, 2016 (unaudited)	60	113,588	(19)	(99,660)	13,969

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of January 1, 2016	60		111,801	(16)	(88,375)	23,470

Loss for the period	-		-	-	(18,885)	(18,885)
Other comprehensive income	-		-	7	-	7

Total comprehensive income (loss)	-		-	7	(18,885)	(18,878)

Exercise of options	*	)	7	-	-	7
Share-based compensation	-		3,171	-	-	3,171

Balance as of December 31, 2016	60		114,979	(9)	(107,260)	7,770

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited
Cash flows from operating activities:
Net loss	(8,776)	(11,285)	(4,462)	(7,511)	(18,885)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	302	253	146	130	589
Share-based compensation	665	1,787	337	913	3,171
Revaluation of liabilities in respect of IIA grants	402	(23)	221	205	(1,298)
Revaluation of contingent consideration for the purchase of shares	1,120	539	570	615	(1,621)
Increase in severance liability	20	-	12	-	125
Net financing expenses (income)	(265)	(260)	(127)	(31)	(508)

	2,244	2,296	1,159	1,832	458
Changes in asset and liability items:
Increase in trade receivables	(241)	(155)	(201)	(12)	(107)
Decrease (increase) in inventories	(279)	546	(132)	377	873
Decrease (increase) in other receivables	(277)	(329)	278	(180)	33
Increase (decrease) in trade payables	(1,210)	527	(2,487)	254	2,195
Increase (decrease) Increase in other payables and deferred revenues	(459)	555	1,606	1,496	(1,012)

	(2,466)	1,144	(936)	1,935	1,982

Net cash flows used in operating activities	(8,998)	(7,845)	(4,239)	(3,744)	(16,445)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	Unaudited				Audited

Cash Flows from Investing Activities:

Purchase of property and equipment	(365)	(440)	(169)	(113)	(671)
Purchase of intangible assets	-	-	-	-	(30)
Interest received	27	41	12	32	407
Proceeds from (investment in) short term bank deposits, net	(16,837)	(23,734)	3,007	5,477	2,110

Net cash provided by (used in) investing activities	(17,175)	(24,133)	2,850	5,396	1,816

Cash Flows from Financing Activities:

Proceeds from exercise of options	2	-	2	-	7
Proceeds from IIA grants, net of repayments	(37)	-	(65)	-	900

Net cash provided by (used in) financing activities	(35)	-	(63)	-	907

Exchange rate differences on cash and cash equivalent balances	117	70	76	(84)	86

Increase (decrease) in cash and cash equivalents	(26,091)	(31,908)	(1,376)	1,568	(13,636)

Balance of cash and cash equivalents at the beginning of the period	28,866	42,502	4,151	9,026	42,502

Balance of cash and cash equivalents at the end of the period	2,775	10,594	2,775	10,594	28,866

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.
General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, as well as chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") and the Israeli and Argentinean ministries of health for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company established a commercial organization for the marketing, sales and distribution of NexoBrid in Europe based in Germany. The Company sells NexoBrid in Europe in Israel through its commercial organization and in other territories through local distributers.

b.
The Company has two wholly owned subsidiaries: MediWound Germany GmbH, acting as EU marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 6.5% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.	The Company's securities are listed for trading on NASDAQ since March 2014.

d.
On September 29, 2015, the Company was awarded a U.S. Biomedical Advanced Research and Development Authority ("BARDA") contract for development and procurement of NexoBrid for the U.S. The contract is for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

As of June 30, 2017 the Company recorded $9.5 million in funding from BARDA under the contract.

On July 19, 2017 BARDA had upsized the contract and exercised an option to fund further research and development activities relating to NexoBrid (see Note 4).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.          Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the six months and three months ended June 30, 2017 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2016 that were included in the Annual Report on Form 20-F filed on February 21, 2017.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2016 that were included in the Annual Report on Form 20-F filed on February 21, 2017.

NOTE 3:
CONTINGENT LIABILITIES

On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal. The plaintiffs allege that the Company is obligated to pay them a total amount of $1,475 in exchange for their respective portion of PolyHeal's shares, following the commencement of a feasibility study for the next generation of the PolyHeal Product in November 15, 2012, which constituted a milestone under a buyout option agreement between the Company, PolyHeal and its shareholders.

On December 14, 2014, the Company filed its Petition for a Right to Defend, or the Petition, in which it: (i) rejected the arguments raised against it in the Statement of Claim; (ii) emphasized that its obligation under the 2010 PolyHeal Agreement to purchase the 7.5% of PolyHeal’s shares is subject to the consumption of the deferred closing, as defined in the buyout agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the Company is not subject to any obligation to purchase PolyHeal shares and/or make any payments to PolyHeal’s shareholders.

A hearing in the Company's Petition was held on February 16, 2015, in which the Court accepted the Company's Petition and allowed it to file a statement of defense. The Company filed the statement of defense on July 6, 2015. A preliminary hearing took place on February 10, 2016. On June 21, 2016, both parties presented their oral summaries before the Court. As of June 30, 2017, ruling has not yet been given.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	CONTINGENT LIABILITIES (Cont.)

Based on advise from its external legal counsels the Company believes that it has substantive defenses against the claim. Accordingly, no provision was recorded in respect of this claim.

NOTE 4:	SUBSEQUENT EVENTS

On July 19, 2017 BARDA had upsized the contract and exercised an option to fund further research and development activities relating to NexoBrid.  The modified contract includes $56 million of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16 million for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $10 million for expanding NexoBrid’s indications and of up to $50 million for additional procurement of NexoBrid.